Exhibit 99.2

Press Release
Brussels / 10 January 2019 / 8:30 pm CET

Anheuser-Busch InBev

Upsizes Tender Offers to USD 16.5

Billion Aggregate Purchase Price of

Twelve Series of USD Notes

Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced the upsizing of the previously announced cash tender offers by its wholly-owned subsidiaries Anheuser-Busch InBev Worldwide Inc. (“ABIWW”), Anheuser-Busch Companies, LLC (“ABC”) and Anheuser-Busch InBev Finance Inc. (“ABIFI” and, together with ABIWW and ABC, the “Companies”) to purchase twelve series of Notes issued by the Companies (the “Tender Offers”). The Companies have amended the terms of the Tender Offers to increase the aggregate principal amount of Notes that may be purchased to $16,500,000,000 (the “Aggregate Offer Cap”), as described in the table below. Except as described in this press release, the terms and conditions of the Tender Offers set forth in the prior press release, dated the date hereof, remain unchanged. The Tender Offers are being made upon the terms and subject to the conditions set forth in the offer to purchase dated 10 January 2019 (the “Offer to Purchase”). Terms not defined in this announcement have the meanings given to them in the Offer to Purchase.

Copies of the Offer to Purchase will be available to holders through the information agent, Global Bondholder Services Corporation, at their website http://www.gbsc-usa.com/Anheuser-Busch/ or by calling +1 (866) 470-3900 (toll free) or +1 212-430-3774 (for banks and brokers).

ABC, ABIWW and ABIFI are each offering to purchase, up to the Aggregate Offer Cap and the applicable Pool Offer Caps the Notes specified in the table below from holders of any of the Notes, subject to the Acceptance Priority Levels (as defined below). Notes purchased in the Tender Offers will be retired and cancelled. Subject to applicable law, the Companies reserve the right, but are under no obligation, to increase any Pool Offer Cap and / or the Aggregate Offer Cap in respect of the Tender Offers at any time, which could result in the Companies purchasing a greater aggregate principal amount of Notes in the Tender Offers.

The following table sets forth certain information relating to the pricing for the Tender Offers.

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Press Release
Brussels / 10 January 2019 / 8:30 pm CET

Up to the Applicable Offer Caps(a) of the Notes Listed Below

Title of Notes	CUSIP / ISIN	Outstanding Principal Amount	Issuer	Pool Acceptance Priority Level	U.S. Treasury Reference Security	Fixed Spread (basis points) (d)	Early Tender Payment (per $1,000)	Bloomberg Reference Page	Hypothetical Total Consideration (a)(b)(c)
2021 Pool Up to USD 2.70 Billion Aggregate Purchase Price
2.650% Notes due 2021	035242 AJ5 / US035242 AJ52	$4,967,588,000	ABIFI	1	2.500% due 12/31/20	50 bps	$30	PX1	$991.96
Floating Rate Notes due 2021	035242 AK2 / US035242 AK26	$500,000,000	ABIFI	2	N/A	N/A	$30	N/A	$1,013.75
4.375% Notes due 2021	03523TBB3 / US03523T BB35	$500,000,000	ABIWW	3	2.500% due 12/31/20	60 bps	$30	PX1	$1,023.24
2022 Pool Up to USD 2.80 Billion Aggregate Purchase Price
3.750% Notes due 2022	035240 AD2 / US035240 AD27	$2,350,039,000	ABIWW	1	2.500% due 1/15/22	85 bps	$30	PX1	$1,009.54
2.500% Notes due 2022	03523TBP2 / US03523T BP21	$3,000,000,000	ABIWW	2	2.500% due 1/15/22	90 bps	$30	PX1	$969.40
2023 Pool Up to USD 3.70 Billion Aggregate Purchase Price
2.625% Notes due 2023	035242 AA4 / US035242 AA44	$1,250,000,000	ABIFI	1	2.625% due 12/31/23	105 bps	$30	PX1	$964.13
3.300% Notes due 2023	035242 AL0 / US035242 AL09	$6,000,000,000	ABIFI	2	2.625% due 12/31/23	105 bps	$30	PX1	$988.58
2024 Pool Up to USD 1.80 Billion Aggregate Purchase Price
Floating Rate Notes due 2024	035240AK6 / US035240 AK69	$500,000,000	ABIWW	1	N/A	N/A	$30	N/A	$982.50

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Brussels / 10 January 2019 / 8:30 pm CET

3.500% Notes due 2024	035240AJ9 / US035240 AJ96	$1,500,000,000	ABIWW	2	2.625% due 12/31/23	115 bps	$30	PX1	$990.57
3.700% Notes due 2024	03524B AE6 / US03524BAE65	$1,400,000,000	ABIFI	3	2.625% due 12/31/23	120 bps	$30	PX1	$997.25
2026 Pool Up to USD 5.50 Billion Aggregate Purchase Price
3.650% Notes due 2026	035242 AP1 / US035242 AP13	$2,444,837,000	ABIFI	1	3.125% due 11/15/28	140 bps	$30	PX1	$971.70
3.650% Notes due 2026	03522A AD2 / U00323 AD4 / US03522A AD28 / USU00323 AD40	$8,555,163,000	ABIWW and ABC	1	3.125% due 11/15/28	140 bps	$30	PX1	$971.70

(a)

The offers with respect to the 2.650% Notes due 2021, the Floating Rate Notes due 2021 and the 4.375% Notes due 2021 (collectively, the “2021 Pool”) are subject to a “2021 Pool Offer Cap” of $2,700,000,000 (subject to adjustment as a result of Pool Cap Reallocation as described in the Offer to Purchase). The offers with respect to the 3.750% Notes due 2022 and the 2.500% Notes due 2022 (collectively, the “2022 Pool”) are subject to a “2022 Pool Offer Cap” of $2,800,000,000 (subject to adjustment as a result of Pool Cap Reallocation as described in the Offer to Purchase). The offers with respect to the 2.625% Notes due 2023 and the 3.300% Notes due 2023 (collectively, the “2023 Pool”) are subject to a “2023 Pool Offer Cap” of $3,700,000,000 (subject to adjustment as a result of Pool Cap Reallocation as described in the Offer to Purchase). The offers with respect to the Floating Rate Notes due 2024, the 3.500% Notes due 2024 and the 3.700% Notes due 2024 (collectively, the “2024 Pool”) are subject to a “2024 Pool Offer Cap” of $1,800,000,000 (subject to adjustment as a result of Pool Cap Reallocation as described in the Offer to Purchase). The offers with respect to the 3.650% Notes due 2026 issued by ABIFI and the 3.650% Notes due 2026 issued by ABIWW and ABC (collectively, the “2026 Pool” and together with the 2021 Pool, the 2022 Pool, the 2023 Pool and the 2024 Pool, the “Pools”) are subject to a “2026 Pool Offer Cap” of $5,500,000,000 (subject to adjustment as a result of Pool Cap Reallocation as described in the Offer to Purchase) (together with the 2021 Pool Offer Cap, the 2022 Pool Offer Cap, the 2023 Pool Offer Cap and the 2024 Pool Offer Cap, the “Pool Offer Caps”). The offers for the 2021 Pool, the 2022 Pool, the 2023 Pool, the 2024 Pool and the 2026 Pool (collectively, the “Notes”) are subject to an Aggregate Offer Cap equal to an aggregate purchase price (excluding Accrued Interest (as defined below)) of up to $16,500,000,000. The Pool Offer Caps are subject to adjustment through Pool Cap Reallocation as described in the Offer to Purchase.

(b)	Payable in cash per each $1,000 principal amount of the specified series of Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time and accepted for purchase.

(c)

Hypothetical Total Consideration for each series of Notes other than the Floating Rate Notes due 2021 and the Floating Rate Notes due 2024 (such Notes collectively, the “Fixed Rate Notes”) is based on the fixed spread for the applicable series of Notes to the yield of the U.S. Treasury Reference Security for that series as of 11:00 a.m., New York City time, on 9 January 2019 and assumes a Final Settlement Date of 11 February 2019. The information provided in the above tables is for illustrative purposes only. The Companies make no representation with respect to the actual consideration that may be paid, and such amounts may be greater or less than those shown in the above table depending on the yield of the applicable U.S. Treasury Reference Security as of the applicable Price Determination Time (as defined below). The actual Total Consideration (as defined below) for each series of Fixed Rate Notes will be based on the fixed spread for the applicable series of Notes to the yield

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Press Release
Brussels / 10 January 2019 / 8:30 pm CET

of the U.S. Treasury Reference Security for that series as of 11:00 a.m., New York City time, on the applicable Price Determination Time. The hypothetical Total Consideration excludes accrued and unpaid interest on the Notes accepted for purchase.

(d)

The Total Consideration for the Floating Rate Notes due 2021 and the Floating Rate Notes due 2024 (the “Floating Rate Notes”) is fixed. The Total Consideration for the Floating Rate Notes due 2021 is $1,013.75 per $1,000 principal amount and the Total Consideration for the Floating Rate Notes due 2024 is $982.50 per $1,000 principal amount.

(e)

The fixed spread will be used to calculate the yield to maturity that will be used to calculate the Total Consideration (other than for the Floating Rate Notes), which already includes the Early Tender Payment.

The Tender Offers for the Notes will each expire at 11:59 p.m., New York City time, on 7 February 2019 (the “Expiration Time”), or, in each case, any other date and time to which the Companies extend the applicable Tender Offer. Holders must validly tender their Notes prior to or at 5:00 p.m., New York City time, on 24 January 2019 (such date and time, as it may be extended with respect to a series of Notes, the “Early Tender Time”), to be eligible to receive the applicable Total Consideration (as defined below) which includes an amount in cash (the “Early Tender Payment”) equal to the applicable amount set forth in the table above under the heading “Early Tender Payment,” plus accrued interest. If Holders validly tender their Notes after the Early Tender Time but prior to or at the applicable Expiration Time, Holders will only be eligible to receive the applicable Tender Offer Consideration plus accrued interest.

Notes tendered may be withdrawn prior to or at, but not after, 5:00 p.m. New York City time, on 24 January 2019 (such date and time, as it may be extended with respect to a series of Notes, the “Withdrawal Deadline”). The Tender Offers are subject to the satisfaction or waiver of certain conditions set forth in the Offer to Purchase, including the completion by any of the Companies of a public offering of new debt securities that closes no later than the Expiration Time on terms reasonably satisfactory to the Companies, as described in the Offer to Purchase.

The Dealer Managers for the Tender Offers are:

Barclays Capital Inc. 745 Seventh Avenue New York, New York 10019 Attention: Liability Management Group Call Collect: (212) 528-7581 U.S. Toll Free: (800) 438-3242	BofA Merrill Lynch 214 North Tryon Street, 14th Floor Charlotte, North Carolina 28255 USA Attn: Liability Management Group Collect: +1 (980) 683-3215 U.S. Toll-Free: : +1 (888) 292-0070	Deutsche Bank Securities 60 Wall Street, 2nd Floor New York, New York 10005 USA Attn: Liability Management Group Collect: +1 (212) 250-2955 U.S. Toll-Free:+1 (866) 627-0391

The Tender and Information Agent for the Tender Offers is:

Global Bondholders Services Corporation

65 Broadway – Suite 404

New York, New York 10006

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Brussels / 10 January 2019 / 8:30 pm CET

Attention: Corporate Actions

Bank and Brokers Call Collect: +1 (212) 430-3774

All Others Please Call Toll-Free: +1 (866) 470-3800

Fax: +1 (212) 430-3775 or +1 (212) 430-3779

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

Non-U.S. Distribution Restrictions

Italy. None of the Offer to Purchase or any other document or materials relating to the Tender Offer have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. The Tender Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of such Notes that are resident and/or located in Italy can tender Notes for purchase in the Tender Offer through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB and any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with such Notes or the Tender Offer.

United Kingdom. The communication of this Offer to Purchase and any other documents or materials relating to the Tender Offer is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, this Offer to Purchase and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom other than (i) to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)), (ii) to those persons who are within Article 43(2) of the Financial Promotion Order, including existing members and creditors of the Companies, (iii) to those persons who are outside the United Kingdom, or (iv) to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France. The Tender Offer is not being made, directly or indirectly, to the public in the Republic of France (France). Neither this Offer to Purchase nor any other document or material relating to the Tender Offer has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service

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d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Tender Offer. This Offer to Purchase has not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium. Neither this Offer to Purchase nor any other documents or materials relating to the Tender Offer have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority (Autoriteit voor financiële diensten en markten / Autorité des services marchés financiers) and, accordingly, the Tender Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Tender Offer may not be advertised and the Tender Offer will not be extended, and neither this Offer to Purchase nor any other documents or materials relating to the Tender Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (as amended or replaced from time to time), acting on their own account. Insofar as Belgium is concerned, this Offer to Purchase has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Tender Offer. Accordingly, the information contained in this Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

Legal Notices

This announcement is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any securities. This announcement does not describe all the material terms of the Tender Offer and no decision should be made by any Holder on the basis of this announcement. The terms and conditions of the Tender Offer are described in the Offer to Purchase. This announcement must be read in conjunction with the Offer to Purchase. The Offer to Purchase contains important information which should be read carefully before any decision is made with respect to the Tender Offer. If any Holder is in any doubt as to the contents of this announcement, or the Offer to Purchase, or the action it should take, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offer.

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None of the Companies, the Guarantors, the Dealer Managers or their affiliates, their respective boards of directors, the Depository and Tender and Information Agent, the Notes Trustee or any of their respective affiliates makes any recommendation, or has expressed an opinion, as to whether or not Holders should tender their Notes, or refrain from doing so, pursuant to the Tender Offer. Each Holder should make its own decision as to whether to tender its Notes and if so, the principal amount of the Notes to tender.

The Companies have not filed this announcement or the Offer to Purchase with, and they have not been reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Tender Offer, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The Offer to Purchase does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky laws. The distribution of the Offer to Purchase in certain jurisdictions is restricted by law. Persons into whose possession the Offer to Purchase comes are required by each of the Companies, the Guarantors, the Dealer Managers and the Depository and Tender and Information Agent to inform themselves about, and to observe, any such restrictions.

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors
Pablo Jimenez Tel: +1 212 573 9289 E-mail: pablo.jimenez@ab-inbev.com	Lauren Abbott Tel: +1 212 573 9287 E-mail: lauren.abbott@ab-inbev.com

Aimee Baxter Tel: +1 718 650 4003 E-mail: aimee.baxter@ab-inbev.com	Mariusz Jamka Tel: +32 (0)16 276 888 E-mail: mariusz.jamka@ab-inbev.com

Ingvild Van Lysebetten Tel: +32 16 276 608 E-mail: ingvild.vanlysebetten@ab-inbev.com	Jency John Tel: +1 646 746 9673 Email: jency.john@ab-inbev.com

Fixed Income Investors Gabriel Ventura Tel: +1-212-478-7031 E-mail: gabriel.ventura@ab-inbev.com

Suma Prasad Tel: +1-212-503-2887 E-mail: suma.prasad@ab-inbev.com

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Legal disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s business combination with ABI SAB Group Holding Limited and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the ability to realize synergies from the business combination with ABI SAB Group Holding Limited, the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the SEC on 19 March 2018. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 180,000 employees based in nearly 50 countries worldwide. For 2017, AB InBev’s reported revenue was 56.4 billion USD (excluding JVs and associates).

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